SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _____)*

GitLab Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37637K108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 37637K108	13 G	Page 2 of 11

1	NAME OF REPORTING PERSON August Capital VII, L.P. (“August VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

14,931,200 shares*, except that ACM VII, the general partner of August VII, may be deemed to have sole power to vote these shares, and W. Eric Carlborg (“Carlborg”), Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”), the members of ACM VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

14,931,200 shares*, except that ACM VII, the general partner of August VII, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,931,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.2%*
12	TYPE OF REPORTING PERSON PN

* Represents 14,931,200 shares of Class B Common Stock held directly by August VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 14,931,200 shares of Class B Common Stock held by August VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 10.3%.

CUSIP NO. 37637K108	13 G	Page 3 of 11

1	NAME OF REPORTING PERSON August Capital Management VII, L.L.C. (“ACM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,931,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.2%*
12	TYPE OF REPORTING PERSON OO

* Represents 14,931,200 shares of Class B Common Stock held directly by August VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 14,931,200 shares of Class B Common Stock held by August VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 10.3%.

CUSIP NO. 37637K108	13 G	Page 4 of 11

1	NAME OF REPORTING PERSON W. Eric Carlborg (“Carlborg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,931,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.2%*
12	TYPE OF REPORTING PERSON IN

* Represents 14,931,200 shares of Class B Common Stock held directly by August VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 14,931,200 shares of Class B Common Stock held by August VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 10.3%.

CUSIP NO. 37637K108	13 G	Page 5 of 11

1	NAME OF REPORTING PERSON Howard Hartenbaum (“Hartenbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,931,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.2%*
12	TYPE OF REPORTING PERSON IN

* Represents 14,931,200 shares of Class B Common Stock held directly by August VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 14,931,200 shares of Class B Common Stock held by August VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 10.3%.

CUSIP NO. 37637K108	13 G	Page 6 of 11

1	NAME OF REPORTING PERSON David Hornik (“Hornik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
8

SHARED DISPOSITIVE POWER

14,931,200 shares*, of which all are directly owned by August VII.  ACM VII, the general partner of August VII, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,931,200*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 54.2%*
12	TYPE OF REPORTING PERSON IN

* Represents 14,931,200 shares of Class B Common Stock held directly by August VII. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 14,931,200 shares of Class B Common Stock held by August VII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 10.3%.

CUSIP NO. 37637K108	13 G	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

GitLab Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Not applicable. The issuer is a remote-only company that does not maintain a headquarters or principal executive office.

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by August Capital VII, L.P. (“August VII”), August Capital Management VII, L.L.C., a Delaware limited liability company (“ACM VII”), and W. Eric Carlborg (“Carlborg”), Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ACM VII, the general partner of August VII, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August VII.

Carlborg, Hartenbaum and Hornik are members of ACM VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by August VII.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

August Capital
893A Folsom Street
San Francisco, California 94107

ITEM 2(C).	CITIZENSHIP

August VII is a Delaware limited partnership. ACM VII is a Delaware limited liability company. Carlborg, Hartenbaum and Hornik are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock
CUSIP #37637K108

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2021 (based on 12,600,000 shares of Class A Common Stock and 132,200,000 shares of Class B Common Stock of the issuer outstanding as of November 29, 2021 as reported by the issuer in its Form 10-Q for the quarterly period ended October 31, 2021).

CUSIP NO. 37637K108	13 G	Page 8 of 11

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreement of August VII, and the limited liability company agreement of ACM VII, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 37637K108	13 G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

AUGUST CAPITAL VII, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

W. ERIC CARLBORG
HOWARD HARTENBAUM
DAVID M. HORNIK

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 37637K108	13 G	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP NO. 37637K108	13 G	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of GitLab Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

AUGUST CAPITAL VII, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

W. ERIC CARLBORG
HOWARD HARTENBAUM
DAVID M. HORNIK

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.